Exhibit 99.1

Draganfly Announces Annual General Meeting Results

Los Angeles, CA. June 23, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce at the annual general meeting held in Vancouver, British Columbia, Canada on June 23, 2022 (the “Meeting”) holders of common shares of Draganfly: (i) fixed the number of directors to be elected at the meeting at seven; (ii) elected Cameron Chell, Scott Larson, Denis Silva, Olen Aasen, Andrew Hill Card Jr., Julie Myers Wood and John M. Mitnick to the Board of Directors; and (iii) appointed Dale Matheson Carr-Hilton Labonte LLP, as Draganfly’s auditors.

The detailed results of the vote for the election of directors held at the Meeting are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Cameron Chell	2,474,759	97.45%	64,751	2.55%
Scott Larson	2,476,828	97.53%	62,682	2.47%
Denis Silva	2,476,414	97.52%	63,096	2.48%
Olen Aasen	2,476,039	97.50%	63,471	2.50%
Andrew Hill Card, Jr.	2,476,094	97.50%	63,416	2.50%
Julie Myers Wood	2,482,158	97.74%	57,352	2.26%
John M. Mitnick	2,472,819	97.37%	66,691	2.63%

Further disclosure on the matters approved at the Meeting can be found in the Management Information Circular dated May 9, 2022 and the Report of Voting Results for the Meeting each available on SEDAR at www.sedar.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com